Mail Stop 4-06

May 6, 2005

S. Emerson Lybbert
President, Principal Executive Officer,
and Principal Financial Officer
TGFIN Holdings, Inc.
1517 North 260 East
North Logan, Utah 84341

RE:		TGFIN Holdings, Inc. (file no. 000-19470)
		Form 10-K: For the Fiscal Year Ended December 31, 2004

Dear Mr. Lybbert,

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K: For the Fiscal Year Ended December 31, 2004

General
Consent of Independent Registered Public Accounting Firm

1. Supplementally, explain to us how you determined that your auditor`s consent was not required as an exhibit to your 2004 Form 10-KSB. Address the status of any registration statements on Form S-8 and indicate whether these registration statements incorporated your annual report by reference.

Item 8A. Controls and Procedures, page 27

2. Supplementally, explain how your disclosures comply with Items
307
and 308 of Regulation S-B. In this regard, we note that you performed your evaluation of the effectiveness of your disclosure controls and procedures "within 90 days prior to the date of this report." We further note that your Item 308 disclosures do not appear to address any change in internal controls during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.


As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.


You may contact Brent Watson, Staff Accountant, at (202) 551-3483, Mark Kronforst, Senior Staff Accountant, at (202) 551-3451 or me at
(202) 551-3730 if you have any questions regarding these comments.


							Very truly yours,


							Craig Wilson
							Senior Assistant Chief
Accountant
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TGFIN Holdings, Inc.
May 6, 2005
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